Mynd.ai, Inc.

PO Box 309, Ugland House

Grand Cayman KY1-1104

Cayman Islands

July 24, 2024

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Scott Anderegg

RE:	Mynd.ai, Inc. (the “Company”)

Registration Statement on Form F-3 (the “Registration Statement”)

Filed July 17, 2024

File No. 333-280853

Dear Mr. Anderegg:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on July 26, 2024, or as soon thereafter as practicable.

Very truly yours,

Mynd.ai, Inc.

By:	/s/ Vin Riera
Name: Vin Riera
Title: Chief Executive Officer

CC: Allyson Krause, General Counsel

Raffael, Fiumara, Greenberg Traurig, LP